UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 19, 2007

Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Change of Auditors dated January 18, 2007

99.2	Letter from former auditor, Davidson & Company LLP, Chartered Accountants, dated January 18, 2007

99.3	Letter from successor auditor, KPMG LLP, Chartered Accountants, dated January 19, 2007

99.4	News Release dated January 26, 2007 announcing Texas permitting and renovation program on track for planned production date.

99.5	News Release dated February 8, 2007 announcing the appointment of key technical appointments to Wyoming staff.

99.6	Interim Finanical Statements for the period ended December 31, 2006

99.7	Management Discussion and Analysis

99.8	Form 52-109F2 Certification of Interim Filing by Chief Financial Officer

99.9	Form 52-109F2 Certification of Interim Filing by President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: February 19, 2007	By:	/s/ Christine Thompson
Christine Thompson
	Title:	Corporate Secretary